MAIL STOP 03-08

	May 5, 2005

Martin E. Franklin, Chief Executive Officer
Jarden Corporation
555 Theodore Fremd Avenue
Rye, NY 10580


	RE:	Jarden Corporation

		Registration Statement on Form S-3
		Amendment Filed April 22, 2005
		File No. 333-123218

		Annual Report on Form 10-K for the fiscal year ended
December 31, 2004
		Amendment Filed May 2, 2005

		Preliminary Proxy Statement on Schedule 14A
		Revised April 22, 2005
		File No. 1-13665

Dear Mr. Franklin:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-3

Plan of Distribution, page 32

1. We note disclosure indicating that selling shareholders may sell shares of your common stock short. As requested previously, please discuss the effect of short-selling on the market price of your common shares. Your revised disclosure only addresses short-covering that would prevent further decline in the market price of your common stock.

Exhibit 5.1, Legality Opinion
2. We note that your opinion speaks as of April 22, 2005. Please re-file the opinion so that it speaks as of the effective date of the registration statement and covers all amended disclosure.

Form 10-K for the year ended December 31, 2004

Consolidated Financial Statements

Notes to Consolidated Financial Statements
Note 1 - Significant Accounting Policies

General

3. We have read your response to our prior comment 24 and note your disclosure on the classification of distribution costs. Please confirm that you will include in a footnote in future filings the types of the other amounts included in the cost of sales line item and the other types of amounts included in the selling, general and administrative expense line item.

4. Supplementally, please tell us if you have any retail operations in your business segments. If so, please tell us if you receive allowances and credits from vendors. Revise your disclosures in future filings to include the specific nature and timing of the allowances and credits received from vendors and other entities. Please disclose your accounting policy for consideration received from a vendor in connection with the purchase or promotion of the vendor`s products. Explain to us the different types of arrangements that exist, the manner in which you classify the amounts and how you account for vendor allowances as defined in EITF 02-16. Disclose the statement of operations line item in which each of these types of payments is included. For any amount netted against each expense line item other than cost of sales, also disclose the amounts netted against each expense line item for each period presented.




* * * *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Milwood Hobbs, Staff Accountant, at (202)
551-
3241 or Mike Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Staff Attorney, at
(202) 551-3335, or David Mittelman, Legal Branch Chief, at (202)
551-
3214 with any other questions you may have.


				Sincerely,



				H. Christopher Owings
				Assistant Director


cc: 	Robert L. Lawrence, Esq.
	Kane Kessler, P.C.
	Via Fax - (212) 245-3009
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Jarden Corporation
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